SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A. CNPJ/MF n~~º~~  00.108.786/0001-65 NIRE n~~º~~  35.300.177.240

Companhia Aberta

Rua Verbo Divino nº 1.356 - 1º andar, São Paulo – SP

STATEMENT OF MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET”)  hereby informs the public , in accordance with the terms of paragraph 4 of article 157 of Law 6404/76 and Instruction 358/02 issued by the Brazilian Securities and Exchange Commission (“CVM”), that Embratel Participações S.A. (“Embrapar”) issued a statement of material fact on November 27, 2013 announcing that Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), in the auction for the unified offer to purchase common shares and preferred shares (the “Offer”) issued by NET, acquired 13,675,932 of NET’s shares, corresponding to 83.62% of the total amount of NET’s outstanding shares not held by the Offerors or their affiliates, including: (a) 10,219,622 common shares, corresponding to 93.48%  of the total amount of NET’s outstanding common shares not held by the Offerors or their affiliates, and (b) 3,456,310 preferred shares, corresponding to 63.73% of the total amount of NET’s outstanding preferred shares not held by the Offerors or their affiliates.

As a result of the Offer, Embrapar and Embratel together will, directly or through their subsidiaries, hold 329,793,729 of NET’s shares, corresponding to 96.16% of its total share capital, including: (a) 103,256,971 common shares, corresponding to 90.21% of its voting share capital; and (b) 226,536,758 preferred shares, corresponding to 99.14% of its non-voting shares.

São Paulo, November 28, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 29, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.